

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Michael Curcio and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company"), as of and for the year ended December 31, 2012, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Curcio
Chief Executive Officer
E*TRADE Securities LLC

2/26/13
Date

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Shane Mulron
Chief Financial Officer
E*TRADE Securities LLC

2/26/13
Date

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Deloitte

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
as of December 31, 2012 and Independent
Auditors' Report and Supplemental
Report on Internal Control

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

**Statement of Financial Condition
as of December 31, 2012 and Independent
Auditors' Report and Supplemental
Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2012, and the related notes ("the financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
(In thousands)

ASSETS

Cash and equivalents	$	121,796
Goodwill		1,615,243
Other intangibles, net		238,723
Internally developed software, net		100,895
Receivables from Parent and affiliated companies		28,777
Other assets		23,484
TOTAL ASSETS	$	2,128,918

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred tax liabilities, net	$	297,181
Payables to brokers and dealers		18,734
Accrued compensation and benefits		12,067
Income tax payable		10,228
Payables to affiliated companies		6,621
Other liabilities		9,060
TOTAL LIABILITIES		353,891
MEMBER'S EQUITY		1,775,027
TOTAL LIABITIES AND MEMBER'S EQUITY	$	2,128,918

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association.

The Company clears the majority of its customer transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned direct subsidiary of the Bank, on a fully disclosed basis under an introducing broker-dealer relationship. These clearing services are provided to the Company under an agreement (the "Clearing Agreement"). The Company clears its customers' futures and foreign exchange transactions through unaffiliated companies.

Nature of Operations – The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers online services such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes near-term changes could reasonably occur include: estimates of effective tax rates; deferred taxes and valuation allowances; fair value measurements; and valuation of goodwill and other intangibles.

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

Goodwill and Other Intangibles, net – Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets for impairment on at least an annual basis or when events or changes indicate the carrying value of an asset may not be recoverable. The Company evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Internally developed software, net – The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

Income Taxes – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Each member included in the federal consolidated group computes its separate federal tax expense as it files a separate tax return. For members included in a combined state tax filing, the computation of each member's state expense (benefit) is computed based on the separate member's income or loss using the blended effective tax rate for the entire combined group. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. See Note 7—Income Taxes.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 2 – Fair Value Disclosures

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance.

Adjustment to Member's Equity – In February 2013, the Company determined that an error existed in 2011 as a result of a review of order handling practices and pricing for equity securities orders routed to G1 Execution Services. The effect of this error was to understate net income and member's equity by $2.4 million for the year ended December 31, 2011. The Company recorded a $2.4 million increase to member's equity as of January 1, 2012 to correct this error.

New Accounting and Disclosure Guidance – Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the Financial Accounting Standards Board ("FASB") amended the accounting and disclosure guidance related to fair value measurements. The amended guidance will result in common fair value measurement and disclosure requirements in GAAP and IFRSs. The amended guidance changes the wording used to describe certain requirements in GAAP for measuring fair value and for disclosing information about fair value measurement. The amended accounting guidance became effective for the Company January 1, 2012. The adoption of the amended guidance did not have a material impact on the Company's financial condition.

Testing Goodwill for Impairment

In September 2011, the FASB amended the guidance on testing goodwill for impairment. The amended guidance provides an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is impaired as a basis for determining if further testing of goodwill for impairment is necessary. The amended guidance became effective for the Company January 1, 2012. The adoption of the amended accounting guidance did not have a material impact on the Company's financial condition.

2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Fair Value of Financial Instruments Not Carried at Fair Value

The fair value of cash and equivalents was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from Parent and affiliated companies, payables to brokers, dealers, clearing organizations, affiliated companies and long and short inventory positions was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $0.4 million represent commission receivables from third party broker-dealers and are included in other assets on the statement of financial condition. Payables to brokers and dealers of $18.7 million primarily represent net payables arising from unsettled trades.

4. GOODWILL AND OTHER INTANGIBLES, NET

The Company performed an annual test of goodwill for impairment and deemed that no adjustment was necessary. At December 31, 2012, the Company held goodwill at a carrying value of $1.6 billion.

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	20.0	12.8	$ 434,804	$(196,081)	$ 238,723

5. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent are party to Master Services Agreement ("MSA"), under which the Parent provides software development services to the Company. For the year ended December 31, 2012, the Company paid the Parent $35.8 million for internally developed software specifically attributable to the Company.

During 2012, the Company entered into an agreement ("Corporate Services Agreement") with E*TRADE Financial Corporate Services, Inc. ("Corporate Services"), an affiliated company, to purchase certain software and related identified assets and rights from Corporate Services. For the year ended December 31, 2012, the Company paid Corporate Services $24.7 million for internally developed software.

During 2012, the Company entered into an agreement ("Platform Services Agreement") with E*TRADE Platform Services LLC ("Platform Services"), an affiliated company, to sell certain technology and related identified assets and rights. For the year ended December 31, 2012, E*TRADE Platform Services LLC paid the Company $1.3 million for internally developed software.

At December 31, 2012, the Company had $100.9 million of internally developed software, net on the statement of financial condition.

Internally developed software are carried at cost and amortized on a straight-line basis over estimated useful lives of four years. Included in the capitalized internally developed software at December 31, 2012, is $15.4 million of costs associated with internal software in the process of development for which amortization has not begun.

6. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-office operations, facilities, and general and administrative support.

The Company receives operational services, including management assistance and other support from E*TRADE Brokerage Services, Inc., an affiliated company.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has a clearing deposit of $5.1 million, which is recorded in other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned subsidiaries of the Parent, under service agreements. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company. At December 31, 2012, the receivable from E*TRADE Clearing of $17.6 million represents a portion of the December 2012 collections. This amount is recorded in receivables from Parent and affiliated companies in the statement of financial condition.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank and other unaffiliated companies. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement.

The Company provides customer support services for deposit and banking products under agreements with the Bank.

Under the terms of the Corporate Services Agreement, the Company licenses the right to use certain assets to Corporate Services.

The Company provides securities execution, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC.

During 2012, the Company entered into an agreement with E*TRADE FFX LLC ("E*TRADE FFX"), an affiliated company engaged in the foreign exchange business, to provide personnel to perform technology and systems support, relationship management, administrative and general marketing functions. E*TRADE FFX was liquidated on November 30, 2012, and its foreign exchange business and net assets of $0.1 million were transferred to the Company.

Platform Services provides software tools which allow third parties to connect to the Company's platform, as well as certain sales and marketing functions, whereas, the Company and other parties provide trading, clearing and execution services for these third party customers. Under the terms of the Platform Services Agreement, Platform Services licenses the right to use these software tools to the Company to generate additional customers.

The Company routes customer equity securities orders to a number of market makers and market centers for execution, including G1 Execution Services, LLC (formerly E*TRADE Capital Markets, LLC), an affiliated company, for which the Company earned revenue. As of December 31, 2012, the Company had a receivable from G1 Execution Services LLC of $10 million.

As of December 31, 2012, Citadel was one of the Parent's largest stockholders. During the year ended December 31, 2012, the Company routed a portion of its customer equity orders in exchange-listed options and Regulation NMS Securities to an affiliate of Citadel for order handling and execution at current market rates.

7. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

At December 31, 2012, the unrecognized tax benefit was $3.0 million. The unrecognized tax benefit increased by $1.1 million during 2012 related to various state tax filings. At December 31, 2012, there is $0.7 million of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax in future periods.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2004 – 2012
Various states[1]	2005 – 2012

(1) Includes California, Georgia, Illinois, New Jersey, New York and Virginia.

It is possible that certain examinations may be settled or the statute of limitations could expire with regards to other tax filings, in the next 12 months. Such events would generally reduce the Company's unrecognized tax benefits, either because the tax positions are sustained or because the Company agrees to the disallowance..

The Company's practice is to recognize interest and penalties, if any, related to income tax matters. The Company has total gross reserves for interest and penalties of $0.7 million as of December 31, 2012.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carry forwards that created the deferred tax assets and liabilities (included in deferred tax liabilities, net in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:	
Deferred compensation	6,446
Restructuring reserve	92
Other	1,430
Total deferred tax assets	7,968
Deferred tax liabilities:	
Basis difference in investments	(22)
Goodwill amortization	(292,145)
Acquired intangibles	(12,982)
Total deferred tax liabilities	(305,149)
Deferred tax liabilities, net	$ (297,181)

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the

Company had net capital of $79.3 million which was $79.1 million in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

Dividends are anticipated to be paid to the Bank within the first six months of 2013, subject to applicable regulatory limitations.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2012, the balance at the clearing broker was $5.1 million, which is recorded in other assets on the statement of financial condition.

9. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The securities and banking industries are subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or OCC by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Litigation Matters

On April 2, 2008, a class action complaint alleging violations of the federal securities laws was filed by John W. Oughtred on his own behalf and on behalf of all others similarly situated in the United States District Court for the Southern District of New York against the Company. Plaintiff contends, among other things, that the Company committed various sales practice violations in the sale of certain auction rate securities to investors between April 2, 2003, and February 13, 2008 by allegedly misrepresenting that these securities were highly liquid and safe investments for short term investing. On December 18, 2008, plaintiffs filed their first amended class action complaint. Defendants filed their pending motion to dismiss plaintiffs' amended complaint on February 5, 2009, and briefing on defendants' motion to dismiss was completed on April 15, 2009. Plaintiffs seek to recover damages in an amount to be proven at trial, or, in the alternative, rescission of auction rate securities purchases, plus interest and attorneys' fees and costs. On March 18, 2010, the District Court dismissed the complaint without prejudice. On April 22, 2010, Plaintiffs amended their complaint. The Company has moved to dismiss the amended complaint. By an Order dated March 31, 2011, the Court granted the Company's motion and dismissed the action with prejudice. On May 2, 2011, Plaintiffs filed a Notice of Appeal to the U.S. Court of Appeals for the Second Circuit. Plaintiffs filed their brief on August 12, 2011. The Company's responsive brief was filed October 26, 2011. Plaintiffs' reply brief was filed on November 21, 2011. Oral argument has not yet been scheduled.

On February 3, 2010, a class action complaint was filed in the United States District Court for the Northern District of California against the Company by Joseph Roling on his own behalf and on behalf of all others similarly situated. The lead plaintiff alleges that the Company unlawfully charged and collected certain account activity fees from its customers. Claimant, on behalf of himself and the putative class, asserts breach of contract, unjust enrichment and violation of California Civil Code Section 1671 and seeks equitable and injunctive relief for alleged illegal, unfair and fraudulent practices under California's Unfair Competition Law, California Business and Professional Code Section 17200 et seq. The plaintiff seeks, among other things, certification of the class action on behalf of alleged similarly situated plaintiffs, unspecified damages and restitution of amounts allegedly wrongfully collected by the Company, attorneys' fees and expenses and injunctive relief. The Company moved to transfer venue on the case to the Southern District of New York; that motion was denied. The Court granted the Company's motion to dismiss in part and denied the motion to dismiss in part. The Court bifurcated discovery to permit initial discovery on individual claims and class certification. Following preliminary discovery, Plaintiffs moved to amend their verified complaint for a second time, to assert new allegations and to add a new plaintiff. The Company filed its opposition to this motion on December 27, 2011. The Company intends to vigorously defend itself against the claims raised in this action.

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company, E*TRADE Financial Corporation, E*TRADE Bank N.A. and multiple other unaffiliated financial services firms. Plaintiff contends that the defendants engaged in patent infringement under federal law. Plaintiff seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On September 30, 2011, the Company and several co-defendants filed a motion to transfer the case to the Southern District of New York. Venue discovery occurred throughout December 2011. On January 1, 2012, a new judge was assigned to the case. The Company will defend itself vigorously in this matter.

Regulatory Matters

Beginning in approximately August 2008, representatives of various states attorneys general and FINRA initiated inquiries regarding the purchase of auction rate securities by the Company's customers. On February 9, 2011, the Company received a "Wells Notice" from FINRA Staff stating that they have made a preliminary determination to recommend that disciplinary action be brought against the Company for alleged violations of certain FINRA rules in connection with the purchases of auction rate securities by customers of the Company. The Company is cooperating with these inquiries and has submitted a Wells response to FINRA setting forth the bases for the Company's belief that disciplinary action is not warranted.

On January 19, 2010, the North Carolina Securities Division filed an administrative petition before the North Carolina Secretary of State against the Company seeking to revoke the North Carolina securities dealer registration of the Company or, alternatively, to suspend that registration until all North Carolina residents are made whole for their investments in auction rate securities purchased through the Company. On March 8, 2011, the Company, without admitting or denying the underlying allegations, findings or conclusions, resolved the North Carolina administrative action by entering into a consent order ("North Carolina Order") pursuant to which the Company agreed to pay a $25,000 civil penalty and to reimburse the North Carolina Securities Division's investigative costs of $400,000. The Company also agreed to various undertakings set forth in the North Carolina Order, including additional internal training on fixed income products and the retention of an independent consultant to review the Company's policies and procedures related to the approval and

sale of fixed income products. As of December 31, 2011, no existing North Carolina customers held any auction rate securities.

On July 21, 2010, the Colorado Division of Securities filed an administrative complaint in the Colorado Office of Administrative Courts against the Company based upon purchases of auction rate securities through the Company by Colorado residents. On October 19, 2011, the Company and the Colorado Division of Securities reached an agreement in principle to settle the Colorado proceeding whereby the Company will offer to purchase auction rate securities held by Colorado customers who found themselves unable to sell their securities after those securities had been frozen in the broader auction rate securities market. The agreement in principle also included an agreement with the North American Securities Administrators Association ("NASAA") whereby the Company will offer to purchase auction rate securities purchased through the Company on a nationwide basis and pay a $5 million penalty to be allocated among 48 states and the District of Columbia, Puerto Rico and the Virgin Islands but exclusive of North Carolina and South Carolina with whom the Company previously had reached separate settlements. Under the agreement in principle each state will receive their allocated share of the $5 million penalty pursuant to administrative consent cease and desist orders to be entered into by each state. A Consent Order memorializing the agreement in principle as it related to Colorado customers was entered by the Colorado Securities Commissioner on November 16, 2011, and amended on November 23, 2011, whereby the Company, without admitting or denying the underlying allegations, agreed to pay an administrative penalty to Colorado of $84,202, which amount constituted Colorado's share of the total NASAA state settlement amount of $5 million, and to reimburse the Colorado Division of Securities' costs associated with the administrative action in the amount of $596,580. Under the terms of the Consent Order, the Company will offer to purchase (or offer to arrange a third party to purchase), at par plus accrued and unpaid dividends and interest, from eligible investors nationwide their auction rate securities purchased through the Company, or through an entity acquired by the Company on or before February 13, 2008, if such auction rate securities have failed at auction at least once since February 13, 2008 ("the Purchase Offer"). The Company also agreed to identify eligible investors who purchased auction rate securities through the Company on or before February 13, 2008, and sold those securities below par between February 13, 2008, and November 16, 2011, and to reimburse those sellers the difference between par value and the actual sales price plus reasonable interest. The Company agreed to hold open the Purchase Offer until May 15, 2012, and to various other undertakings set forth in the Consent Order, including the establishment of a dedicated toll-free telephone assistance line and website to provide information and to respond to questions regarding the Consent Order. As of December 31, 2011, the total amount of auction rate securities held by Colorado customers was approximately $1.2 million and the total amount of auction rate securities held by the Company's customers nationwide (including Colorado customers) was $61.3 million. The Company recorded a reserve of $48 million in legal and regulatory matters in the statement of operations. The reserve represented the Company's estimate of the current fair value relative to par value of auction rate securities held by the Company customers, as well as former customers who purchased auction rate securities through the Company and are covered by the Consent Order. The agreement includes the resolution of all material individual auction rate securities arbitrations and litigations. The reserve also includes penalties and other estimated settlement costs.

On August 24, 2010, the South Carolina Securities Division filed an administrative complaint before the Securities Commissioner of South Carolina against the Company based upon purchases of auction rate securities through the Company by South Carolina residents. The complaint sought to suspend the South Carolina broker-dealer license of the Company until South Carolina customers who purchased auction rate securities through the Company and who wished to liquidate those positions were able to do so, and sought a fine not to exceed $10,000 for each potential violation of South Carolina statutes or rules. On March 25, 2011, the Company, without admitting or denying the underlying allegations, findings or conclusions, resolved the South Carolina administrative action by entering into a consent order, pursuant to which the Company agreed to pay a $10,000 civil penalty and to reimburse the South Carolina Securities Division's investigative costs of $2,500. As of December 31, 2011, no existing South Carolina customers held any auction rate securities.

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

The Parent recently completed a review of order handling practices and pricing for order flow between the Company and G1 Execution Services. The purpose of the review was to examine whether the Company was providing "best execution" of customer orders as well as otherwise complying with applicable securities laws and dealing appropriately with its market making affiliate under applicable federal bank regulatory standards. The review was conducted by separate firms of outside broker-dealer and bank regulatory counsel. The firms' reports identified shortcomings in the Company's historical methods of measuring best execution quality and suggested additions and changes to the Company's standards, processes and procedures for measuring execution quality and for monitoring and testing transactions between the Bank and non-Bank affiliates to ensure compliance with relevant regulations. The Parent, the Company and G1 Execution Services are in the process of implementing the recommended changes, and expect to complete the process in the near future. Banking regulators and federal securities regulators were regularly updated during the course of the review. The Company's regulators may initiate investigations into its historical practices which could subject it to monetary penalties and cease-and-desist orders, which could also prompt claims by customers of the Company. Any of these actions could materially and adversely affect the Company's and G1 Execution Services' business.

Estimated Liabilities

For all legal matters, an estimated liability is established in accordance with the loss contingencies accounting guidance. Once established, the estimated liability is adjusted based on available information when an event occurs requiring an adjustment.

Guarantees

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 26, 2013

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America. We considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 , in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by E*TRADE Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., Commodity Futures Trading Commission, and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting that the total revenue reported in Form SIPC-7 was $9 million higher than the total revenue reported in the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044112 FINRA DEC
E*TRADE SECURITIES LLC 6*6
ATTN JIM FYFFE
1271 AVENUE OF THE AMERICAS 14TH FL
NEW YORK NY 10020-1300

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 1,505,482

B. Less payment made with SIPC-6 filed (**exclude interest**) (758,610)

7/26/12
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 746,872

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 746,872

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 746,872

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E*TRADE SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2013.

DIRECTOR, ACCOUNTING
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 850,567,562
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,820,599
(2) Revenues from commodity transactions.	2,087,386
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	106,781,473
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 135,685,229	
Enter the greater of line (i) or (ii)	135,685,229
Total deductions	248,374,687
2d. SIPC Net Operating Revenues	$ 602,192,875
2e. General Assessment @ .0025	$ 1,505,482

(to page 1, line 2.A.)

Member of
Deloitte Touche Tohmatsu Limited